SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For December 14, 2006

Commission File Number 0-50822

NORTHWESTERN MINERAL VENTURES INC.

(Translation of Registrant’s name into English)

36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No

This Form 6-K consists of:

‘‘Northwestern Mineral Ventures Inc. (TSXV: NWT; OTCBB: NWTMF) is pleased to announce results from a reconnaissance program conducted as part of ongoing exploration on its 100%-owned In Gall and Irhazer uranium concessions in Niger. Work included further evaluation of 17 top-ranked near-surface uranium anomalies that are on trend with known uranium deposits and occurrences, as identified during Northwestern’s recently completed airborne survey. Results have revealed four highly prospective, radioactive structural domes that are geologically similar to others that have been proven to host uranium mineralization in Niger.

‘‘We are extremely excited by the discovery of these domal structures and associated radioactivity as they further support Northwestern’s confidence in the uranium potential of our Niger properties,’’ said Marek J. Kreczmer, President and CEO of Northwestern. ‘‘We are scheduling to drill test these significant targets in the spring, when we expect to become the first North American explorer since the 1970s to conduct a uranium drill program in Niger.’’

In less than two months of field work, five definite drill targets have been identified by Northwestern’s local geological team and independent consulting group RSG Global Ltd. The four newly discovered structural domes all returned elevated radiometry, with results ranging up to 4,000 counts per second (cps) in sharp contrast to background values of 200-300 cps. The fifth target anomaly, situated in a different geological setting, is extremely radioactive and returned values over 42,000 cps on a background of 200-300 cps. Field personnel have also observed secondary yellow staining on the surface in the area of high radioactivity.

RSG Global is currently conducting a systematic evaluation of the airborne anomalies. The order in which individual anomalies are being reviewed will be revised due to the extremely positive results from the reconnaissance exploration program.

‘‘We are pleased with the work that RSG Global has conducted to date,’’ said Abdelkarim Aksar, Northwestern’s Niger Project Manager. ‘‘We look forward to ongoing cooperation between RSG Global and our local crew.’’

A comprehensive high-resolution, multi-sensor airborne geophysical survey was flown over Northwestern’s Niger concessions earlier this year. It identified numerous uranium anomalies defined by uranium-thorium ratios, including at least 15 top-ranked zones that are on trend with known uranium deposits and occurrences. The survey covered approximately 14,900 line miles (24,000 line kilometers), as discussed in a press release issued on September 22, 2006.

In Gall and Irhazer cover 988,000 acres (4,000 square kilometers) of highly prospective land within the same stratigraphy as two operating uranium mines that together provide almost 10% of worldwide production. Niger currently ranks as one of the world’s top producers of uranium.

QUALITY ASSURANCE

Fieldwork was conducted under the supervision of Abdelkarim Aksar, P.Geo., Northwestern’s Niger Project Manager.’’

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Northwestern Mineral Ventures Inc.
By: /s/ Marek Kreczmer
Marek Kreczmer
President and CEO

Date: December 14, 2006